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                                                                   EXHIBIT 23.1

The Board of Directors
Timberland Growth Corporation

  We consent to the use of our report dated March 10, 1998 regarding the consolidated balance sheet of Timberland Growth Corporation as of February 27, 1998, and of our report dated May 22, 1998 regarding the balance sheets of the Potlatch Southern Timberlands (A Business Unit of Potlatch Corporation) as of December 31, 1997 and 1996 and the related statements of earnings and cash flows for each of the years in the three-year period ended December 31, 1997, both of which are included in the Registration Statement on Form S-11 filed by Timberland Growth Corporation, and to the reference to our firm under the heading "Experts" and "Selected Financial and Operating Information of the Potlatch Southern Timberlands" in the related prospectus.

/s/ KPMG Peat Marwick LLP
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KPMG Peat Marwick LLP

May 28, 1998